August 26, 2011

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Under Armour, Inc.

Form 10-K for Fiscal Year End December 31, 2010

Filed February 24, 2011

File No. 001-33202

Dear Mr. Reynolds:

Under Armour, Inc. (“we”, “our”, “UA” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated August 1, 2011. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comment 1.	We note your response to comment one in our letter dated May 4, 2011 regarding operating results of each of your segments. However, you have not fully addressed the comment. Please provide an analysis of the reasons for increase in net sales and operating income and where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3) of Regulation SK.

Response

We believe we have addressed the Staff’s comment in our Form 10-Q for the quarterly period ending June 30, 2011 filed with the SEC on August 4, 2011 (“second quarter Form 10-Q”). In response to this comment, we provided additional disclosure in our Management’s Discussion & Analysis (“MD&A”) of the reasons for changes in the operating results of each of our segments, and, consistent with Regulation S-K Item 303(A)(3), we discussed items that materially affected the operating results and we will continue to provide such disclosure in our future filings.

Securities and Exchange Commission

August 26, 2011

Below is an excerpt from our second quarter Form 10-Q. This discussion was included as a new section titled “Segment Results of Operations” included at the end of the Consolidated Results of Operations sections.

Segment Results of Operations

Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010

Net revenues by geographic region are summarized below:

	Three Months Ended June 30,
(In thousands)	2011	2010	$ Change	% Change
North America	$277,442	$196,008	$81,434	41.5%
Other foreign countries	13,894	8,778	5,116	58.3

Total net revenues	$291,336	$204,786	$86,550	42.3%

Net revenues in North America increased $81.4 million to $277.4 million for the three months ended June 30, 2011 from $196.0 million for the same period in 2010 primarily due to the items discussed above in the Consolidated Results of Operations. Net revenues in other foreign countries increased by $5.1 million to $13.9 million for the three months ended June 30, 2011 from $8.8 million for the same period in 2010 primarily due to increased unit sales in our Europe, Middle East and Africa (“EMEA”) operating segment as well as unit sales growth to our distributors in our Asia and Latin America operating segments, partially offset by decreased product distribution and associated license revenues by our licensee in Japan due to the recent earthquake and tsunami.

Operating income (loss) by geographic region is summarized below:

	Three Months Ended June 30,
(In thousands)	2011	2010	$ Change	% Change
North America	$12,656	$6,211	$6,445	103.8%
Other foreign countries	(1,298)	681	(1,979)	(290.6)

Total operating income	$11,358	$6,892	$4,466	64.8%

Operating income in North America increased $6.5 million to $12.7 million for the three months ended June 30, 2011 from $6.2 million for the same period in 2010 primarily due to the items discussed above in the Consolidated Results of Operations. Operating loss in other foreign countries was $1.3 million, a decrease of $2.0 million, for the three months ended June 30, 2011 from operating income of $0.7 million for the same period in 2010 primarily due to decreased product distribution and associated higher margin license revenues by our licensee in Japan due to the recent earthquake and tsunami and increased costs associated with our continued investment to support our international expansion in Asia and Latin America.

Securities and Exchange Commission

August 26, 2011

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Net revenues by geographic region are summarized below:

	Six Months Ended June 30,
(In thousands)	2011	2010	$ Change	% Change
North America	$573,519	$411,766	$161,753	39.3%
Other foreign countries	30,516	22,427	8,089	36.1

Total net revenues	$604,035	$434,193	$169,842	39.1%

Net revenues in North America increased $161.7 million to $573.5 million for the six months ended June 30, 2011 from $411.8 million for the same period in 2010 primarily due to the items discussed above in the Consolidated Results of Operations. Net revenues in other foreign countries increased by $8.1 million to $30.5 million for the six months ended June 30, 2011 from $22.4 million for the same period in 2010 primarily due to unit sales growth in our EMEA operating segment as well as unit sales growth to our distributors in our Asia and Latin America operating segments.

Operating income by geographic region is summarized below:

	Six Months Ended June 30,
(In thousands)	2011	2010	$ Change	% Change
North America	$31,211	$18,974	$12,237	64.5%
Other foreign countries	1,289	1,502	(213)	(14.2)

Total operating income	$32,500	$20,476	$12,024	58.7%

Operating income in North America increased $12.2 million to $31.2 million for the six months ended June 30, 2011 from $19.0 million for the same period in 2010 primarily due to the items discussed above in the Consolidated Results of Operations. Operating income in other foreign countries decreased by $0.2 million to $1.3 million for the six months ended June 30, 2011 from $1.5 million for the same period in 2010 primarily due to increased costs related to our continued investment to support our international expansion in Asia and Latin America, partially offset by increased unit sales growth by our distributors in our Asia and EMEA operating segments and increased product distribution and associated higher margin license revenues by our licensee in Japan.

Notes to Consolidated Financial Statements, page 49

16. Segment Data and related Information, page 67

Comment 2.	We note your response to prior comment four in our letter dated May 4, 2011 stating that you have ten business units which are a mix of geographies, products and distribution channels. We also note that discreet financial information for each business units is prepared and reviewed by segment managers. Please explain whether the company analyzes the profitability of each of the business units and compares it to the other units. If so, tell us who is responsible for evaluating the performance, how it is done and to whom is this communicated.

Securities and Exchange Commission

August 26, 2011

Response

As previously discussed, discrete financial information, including revenue, profit margin and operating income, is available by business unit and is used by the segment managers and various personnel within the business units. The Chief Operating Officer (“COO”), Executive Vice President Product (“EVP Product”), and Executive Vice President Business Development (“EVP Business Development”) (collectively the “segment managers”) and the Chief Financial Officer (“CFO”), review the available discrete financial information and compare the information to the current version of the respective business unit’s forecast. The performance of the business units is primarily assessed on this review. The Company does not perform comparative profitability analysis between the business units.

As previously noted, UA’s Chief Executive Officer (“CEO”) is UA’s chief operating decision maker (“CODM”). The CODM assists in establishing the consolidated net revenue and operating income targets for incentive plans and forecasts. The segment managers, in coordination with the CFO, develop plans with the business unit managers to achieve these consolidated targets. Each segment manager maintains periodic contact with the CODM to discuss and report on operating activities and plans for their respective operating segment, including the activities of the business units within the segment. However, the CODM regularly reviews consolidated and geographic segment financial data to make decisions about resources to be allocated to the segment and assess its performance.

Comment 3.	We note your response that due to the insignificance of the EMEA, Latin America and Asia operating segments, they were combined into other foreign countries for disclosure purposes. We also note that all non-allocated shared services, which include marketing, administrative, distribution, and innovation, were included in the North American operating segment. Therefore, please discuss the method used to allocate resources to EMEA, Latin America and Asia operating segments.

Response

The EMEA, Latin American and Asian operating segments include directly attributable costs related to the activities of these segments. For example, the EMEA operating segment includes marketing, administrative and distribution expenses specific to this operating segment such as regional sponsorships or the operating costs for the local distribution facility. The Latin American and Asian operating segments include distributor and license revenues. For these two operating segments, a third party controls the activities and incurs the costs to market and distribute to third party retailers in the foreign location, and thus the Company’s marketing, administrative, distribution and product innovation costs are minimal. The Company does not allocate any other marketing, administrative, distribution and product innovation costs to these segments. Substantially all of these remaining costs were incurred by the North American operating segment, and thus these costs are included with the North American operating segment.

Securities and Exchange Commission

August 26, 2011

Comment 4.	We note your response that your operating segments are North America, EMEA, Latin America and Asia. Based on the CODM package provided specifically the contribution margin analysis, we note that revenues from EMEA are 3.3%, Latin America are 0.5% and Asia are 1.4% of total revenues. As none of these segments nor the combined other foreign countries meet the quantitative threshold of 10% in determining operating segments, please discuss why management believes this information about the international segments is material and useful to readers of the financial statements.

Response

As previously discussed, beginning with the second quarter of 2010, our CODM regularly reviews financial and operating information organized into four geographically-based operating segments due to the continued global growth and expected global expansion of the Company. In accordance with the quantitative thresholds set forth in ASC 280-10-50-12 and ASC 280-10-50-14, the Company began separately reporting information about our North American operating segment (effective with our Form 10-Q for the quarterly period ending June 30, 2010). In addition, in accordance with ASC 280-10-50-15 we have combined the information about the EMEA, Latin American and Asian operating segments in an “all other” category. One of our key strategic objectives is to be a global brand, and we expect the foreign operating segments to meet the quantitative thresholds in the future. Therefore, we view these operating segments as key long-term growth components of our business. We believe this presentation is relevant to our financial statement readers as it will exhibit the execution of our long-term growth initiatives, as well as facilitate comparisons to our competitors.

Comment 5.	We note your response that “segment managers are the combination of EVP Product and EVP Business Development for the North American operating segment and the COO for the EMEA, Latin America and Asia operating segments.” We also note that the COO also continues his functional administrative responsibilities. The organizational structure does not appear aligned with how you report segments as you have two segment managers for one segment (North America) and one segment manager for the three international segments. Please discuss the factors considered by the CODM in allocating human resources to the operating segments.

Response

As previously discussed, the long term structure includes a segment manager that would be responsible for the North American operating segment, and from July 2008 to August 2010 the Company had a President with responsibility for what is currently the North America operating segment. Since the North American segment manager’s departure, the CODM has assigned joint responsibility for the North American operating segment to the EVP Product and EVP Business Development on an interim basis.

Securities and Exchange Commission

August 26, 2011

Although currently the EMEA, Latin American and Asian operating segments are quantitatively insignificant, they represent key opportunities in the Company’s long-term growth strategy. Given the size and scope of these operating segments currently, we believe that in the interim they can be effectively managed by one individual. Currently, the Latin American and Asian operating segments are distributor and licensing models under which a third party controls the activities and incurs the costs to market and to distribute to third party retailers in the foreign locations. As such these segments require less dedicated management oversight, and thus the CODM has determined that separate segment managers reporting to the CODM are unnecessary. According to ASC 280-10-50-8, a single manager may be the segment manager for more than one operating segment. As the Company continues to expand globally, it expects that each major geographic region will be structured like the North American operating segment and will have a leader and business units by product and distribution. Management believes international expansion provides significant long term growth opportunities for the Company, which is in line with our focus on geographic segments.

Comment 6.	We reviewed the supplemental information provided in the two financial packages provided to the CODM and have the following questions.

•

We note that the CODM receives disaggregated net revenue by business unit. In discussing drivers of revenues, you note information by distribution channel and product categories. On page 4 of the Q4 Board Presentation you present gross margins by Apparel, Footwear, E-commerce and International. Please discuss whether the CODM received any financial performance information below revenues for any of the periods in 2010.

•

We note on page 13 of the Executive Financial Review-KP Edition, your CODM receives an excess inventory analysis by product categories – Apparel and accessories, Footwear and Europe. Please discuss how this information is used in allocating resources.

•

We note on page 11 of the Executive Financial Review-KP Edition, your CODM receives an SG&A analysis which separately presents expenses by distribution channel and product categories, US Wholesale and US Direct to Consumer categories which are further disaggregated into US Apparel, US Footwear, eCommerce, Factory House and Specialty subcategories. We note the information provided in the CODM package that the CODM receives SGA analysis by product category. Tell us who makes the decisions and how selling and product creation dollars are allocated for each of the product categories. Please clarify the CODM’s role in determining how SGA expenses are incurred.

Response

•

The financial information regularly reviewed by the CODM is the quarterly Board Presentations and the Executive Financial Review – KP Edition previously provided to the Staff. No financial performance information was

Securities and Exchange Commission

August 26, 2011

included below net revenues for any periods during 2010 with the exception of the excess inventory analysis and SG&A analysis discussed below. During 2010, the CODM’s focus remained on the consolidated results of the company through the first quarter of 2010 and then migrated towards geographic segments beginning with the second quarter of 2010.

•

The excess inventory analysis contained on page 13 of the Executive Financial Review – KP Edition is broken down by Apparel & Accessories, Footwear and Europe in order to highlight the significant components of our excess inventory position. Excess inventory is on-hand units that do not have future orders in place and is aged based on the season to which the units relate. This schedule is a tool in managing excess inventory. Total inventory is only shown on a consolidated basis. This schedule is primarily utilized by the CFO, segment managers and business unit managers to highlight where excess inventory may be building and thus may need to be liquidated. Management does not utilize the excess inventory schedule as a metric to assess performance of a business unit. As such, it is not used by the CODM to allocate resources to or to assess performance of the business units.

•

The SG&A schedule on page 11 of the Executive Financial Review – KP Edition is primarily used to show the major drivers of consolidated SG&A. The CODM primarily reviews SG&A in total and by geographic region. It is the responsibility of the CFO and segment managers to review SG&A by area and ensure the business units are allocated accordingly within the consolidated total. The “selling” category within SG&A comprises multiple business units and is managed by the respective business unit managers. The product creation dollars are allocated primarily by our EVP Product who reports to our CEO. The CODM is not involved in setting business unit SG&A targets or reviewing actual performance to budget by business unit. This SG&A analysis is not used to assess the performance of or to allocate resources to individual business units; it is included in the CODM package to highlight the major components of consolidated SG&A.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 26, 2011

Please feel free to call me at (410) 454-6653 or David Bergman, Controller, at (410) 454-6671 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Brad Dickerson

Brad Dickerson
Chief Financial Officer